Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

 December 7, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Mr. Trace Rakestraw

Re:	Post-Effective Amendment No. 221 to the Registration Statement on Form N-1A of Deutsche Investment Trust (the “Registrant”) (Reg. Nos. 002-13628 / 811-00043) with respect to Deutsche CROCI® U.S. Fund (the “Fund”), a series of the Registrant

Dear Mr. Rakestraw,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on November 29, 2016 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the Commission on October 7, 2016 and has an effective date of December 9, 2016.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

Comments to the Fund’s Prospectus

1.	Comment: Please confirm whether there is a redemption fee for any share class of the Fund, and if there is not a redemption fee please explain why the prospectus includes two expense example tables.

Response: While the Fund does not have a redemption fee, there is a deferred sales charge on Class C shares. The effect of the deferred sales charge is reflected in the first expense example table.

2.	Comment: Please explain whether the expense waiver/reimbursement arrangements reflected in the Fund’s prospectus provide for the recoupment of fees beyond the period.

Response: The Fund’s expense waiver/reimbursement arrangements do not provide for recoupment of fees.

3.   Comment: Please confirm that the expense waiver/reimbursement reflected in the Fund’s expense table will be effective for a full year following the effective date of the registration statement.

      Response: The expense waiver/reimbursement will be in effect for a full year.

4.	Comment: In the Principal Investment Strategy section of the Fund’s prospectus consider adding a further description of the CROCI strategy.

Response: Additional disclosure has been added under “Management process” in the Principal Investment Strategy section.

5.	Comment: In the Principal Investment Strategy section consider disclosing the number of stocks under CROCI coverage as of a recent date.

Response: The disclosure has been modified to reflect the number of stocks under CROCI coverage as of September 30, 2016.

6.	Comment: In the first paragraph under “Main investments” in the Principal Investment Strategy section, consider combining the final sentence of the paragraph with the second sentence in the same paragraph.

Response: The disclosure has been modified.

7.	Comment: The “Management process” section includes the following sentence: “Under the CROCI strategy, economic value is measured using various metrics such as the CROCI Economic Price Earnings Ratio.” What are the other metrics used? If they constitute principal investment strategies please include disclosure about the other metrics

Response: The disclosure has been modified to indicate that portfolio management may also use stock price volatility as a metric in selecting stocks.

8.	Comment: Consider revising the third sentence of the first paragraph under “Management process” to provide disclosure that is in plain English.

Response: The disclosure has been modified.

9.	Comment: The second paragraph under “Management process” includes discussion regarding the use of certain portfolio selection buffers. Please explain in plain English what these buffers are and whether they are limits on investments.

Response: The disclosure has been modified.

10. Comment: The disclosure included under the heading “CROCI risk” includes the following sentence, referring to the CROCI investment process: “This premise may not prove to be correct and prospective investors should evaluate this assumption prior to investing in the fund.” Please provide more information in the Principal Investment Strategy section to provide investors with sufficient information to evaluate this assumption.

Response: As noted in response to items 4 through 9 above, additional disclosure has been added.

11. Comment: The Prospectus includes risk disclosure for value investing. Please include in the Principal Investment Strategy section that investing in value stocks is a principal investment strategy of the Fund.

Response: The Fund notes that “Value investing risk” is included in the prospectus in light of the statement that portfolio management seeks to select stocks that it believes offer economic value. In addition, further disclosure about the use of valuation metrics used in the CROCI strategy has been added to the Principal Investment Strategy section.

12. Comment: The Prospectus includes disclosure for focus risk. If the fund’s investments were focused in a particular area as of a recent date please disclose the risks specific to that area of focus. If the fund concentrates its investments in a specific industry, please disclose this fact.

Response: The Fund’s investments are not intended to focus on a specific area; instead, the distribution of investments is expected to change in response to market developments. Therefore, we believe the more general “focus risk” included in the prospectus is appropriate. The Fund does not concentrate its investments in any one industry.

13. Comment: The Prospectus includes disclosure of counterparty risk. Please explain why this risk is included.

Response: The Fund has determined that counterparty risk is not a principal risk and the disclosure has been removed from the prospectus.

14. Comment: Derivatives risk is included in the Fund Details section of the Prospectus. Please include a summary version of the risk disclosure in the summary section of the Prospectus. To the extent the use of derivatives is a principal investment strategy of the Fund, please include specific disclosure related to the use of derivatives.

Response: The use of derivatives instruments is not a principal investment strategy of the Fund. The derivatives risk language has been removed from the Fund’s prospectus.

15. Comment: Under the “Investment Advisor” discussion in the “Who Manages and Oversees the Fund” section, please revise disclosure about the availability of information regarding the Board’s approval of the investment management agreement to refer to the specific shareholder report that includes the discussion.

Response: The Fund currently includes a discussion of the Board’s considerations in approving the investment management agreement in all shareholder reports (both the annual and semi-annual reports). Therefore, the Fund believes the existing disclosure is appropriate.

Comments to the Fund’s Statement of Additional Information

16. Comment: In Appendix I-B, the number of Board and Committee meetings should be provided as of the end of the Fund’s most recent fiscal year (not as of the most recent calendar year).

Response: Providing the number of Board and committee meetings on a calendar year basis is the approach taken for all of the Deutsche funds. We believe that this approach serves to reduce administrative complexity while still providing investors with relevant information. To avoid adopting a change in approach for one fund in the complex at this time, we would instead consider changing the approach for all of the Deutsche funds at a later date.

17. Comment: In Appendix II-G, under the discussion of “Bank Loans,” consider adding disclosure that it may take longer than 7 days for a bank loan to settle, which may have the effect of delaying payment of redemption proceeds and could affect the Fund’s liquidity.

Response: We will consider adding additional disclosure for future filings of funds in the Deutsche funds complex. We note that bank loans are not a principal investment strategy for the Fund.

Comments to the Signature Page for the Registrant

18. Comment: In connection with the signature page for the filing, please review Rule 483(b) of the Securities Act of 1933 and consider whether the filing should include a certified copy of the authorization for the Fund’s President’s signature on behalf of the Registrant to be provided by means of a Power of Attorney.

Response: We read Rule 483(b), together with Rule 411, to permit a power of attorney and a certified copy of the related resolution of the Fund’s Board, to be filed by incorporation. The Fund has incorporated such documents by reference to the filing of Post-Effective Amendment No. 204 filed on August 22, 2014.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.

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